Item 77.C.
Matters Submitted to a Vote of Security Holders

Morgan Stanley Institutional Fund, Inc.


At a Special Joint Meeting of Shareholders held on May 11, 2010, shareholders approved an Agreement and Plan of Reorganization under which the assets and liabilities of each portfolio of Morgan Stanley Institutional
Fund, Inc. listed below were transferred to a corresponding Invesco Fund (each, an "Acquiring Fund").

Morgan Stanley Institutional Fund, Inc.       Acquiring Funds

International Growth Equity 	Invesco International Growth Equity
Large Cap Relative Value 	Invesco Large Cap Relative Value
U.S. Small/Mid Cap Value 	Invesco U.S. Small/Mid Cap Value

Voting results:

International Growth Equity Portfolio
For 6,203,017.183    Withhold 3,410.790    Abstain 0

Large Cap Relative Value Portfolio
For 16,584,556.977   Withhold 150,432.907  Abstain 238,275.669

U.S. Small/Mid Cap Value Portfolio
For 2,634,660.316    Withhold 0            Abstain 688.000